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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Investors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 W. Beverley St., Ste. 100

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Staunton   VA   24401

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dixie Butler 540-885-1011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LL

(Name – if individual, state last, first, middle name)

400 Old Forge Lane	Kenneth Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dixie Butler _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Investors, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

Martha Louise Johnson
       Notary Public registered as
         Martha Louise Breeden

> MARTHA LOUISE BREEDEN
> NOTARY PUBLIC
> REGISTRATION # 7516517
> COMMONWEALTH OF VIRGINIA
> MY COMMISSION EXPIRES
> 6/30/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019

U.S. INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2019

CONTENTS



HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Investors, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of U.S. Investors, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of U.S. Investors, Inc.'s management. Our responsibility is to express an opinion on U.S. Investors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Investors, Inc. in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as U.S. Investors, Inc.'s auditor since 2015.

Kennett Square, Pennsylvania
February 25, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

U.S. INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 21,093
Accounts Receivable	5,700
Deposits	222
Total Assets	**$ 27,015**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other accrued liabilities	$ 5,800
Accrued Audit Expense	4,796
Total Liabilities	**$ 10,596**

STOCKHOLDERS' EQUITY

Common Stock (no par value, 1500 authorized 100 shares issued and outstanding)	$ 20,000
Retained Earnings	(3,582)
Total Stockholders' Equity	**$ 16,418**
Total Liabilities and Stockholders' Equity	**$ 27,014**

See accompanying Notes to Financial Statements

NOTE 1 – ORGANIZATION

U.S. Investors, Inc. (Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the brokerage industry.

Revenue Recognition – Securities transactions and related commissions are recorded on a trade date basis.

Use of Estimates – The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 3 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general the prior three year's tax returns filed with various taxing agencies are open to examination.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the Financial Industry Regulatory Authority and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2019, was .65 to 1 and the Company had net capital of $16,196 which was $11,196 in excess of its required net capital of $5,000.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The firm limits its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company shares office space with Butler Financial, Inc. (BFI) and other businesses also owned by Dixie Butler who is also the sole owner of the Company. BFI provides almost all of the office expenses and services for the Company, including rent, telephone, equipment and supplies. The Company does not reimburse BFI because management believes its proportional share of the expenses is not material.

The Company has an agreement with its sole registered representative, who is also the sole shareholder of BFI, whereby the Company receives an annual fee from the representative. The amount is determined annually. For the year ended December 31, 2019 the fee received was $12,000 and is included in other income.

At December 31, 2019 there were no amounts due to or from the Company and its related parties.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through Feb 25, 2020, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 8 – STATEMENT RELATING TO REQUIREMENT OF RULE 17a-5(d)(4)

There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondent's most recent unaudited filing.

U.S. INVESTORS, INC.

Member FINRA, SIPC

EXEMPTION REPORT

December 31, 2019

To the best of our knowledge and belief, U.S. Investors, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1). The Company met the exemption provision in paragraph (k)(1) of Rule 15c3-3 from the period January 1, 2019 through December 31, 2019 without exception.

Very truly yours,

Dixie Butler
President

Mailing Address
PO Box 1168
Staunton, VA 24402-1168

Phone: (540) 885-1011
Email: USA@usadvisors.biz
Website: www.usadvisors.net

Alexandria, VA Office
2800 Eisenhower Ave., Suite 220
Alexandria, VA 22314-5204

Staunton, VA Office
217 W Beverley St., Suite 100
Staunton, VA 24401-4206



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) U.S. Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) U.S. Investors, Inc. stated that U.S. Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
February 25, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com